Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com November 10, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, NE Washington, D.C. 20549 Attn: Blaise Rhodes and Angela Lumley Re: Priority Technology Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021, filed March 16, 2022 Form 8-K filed March 16, 2022 Form 8-K filed May 11, 2022 File No. 001-37872 Ladies and Gentlemen: At the request and on behalf of our client, Priority Technology Holdings, Inc. (the “Company”, “we”, “us”, “our”), we are submitting our response to the comments received from the staff (the “Staff’) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by comment letter dated October 31, 2022, with respect to the Form 10- K for the fiscal year ended December 31, 2021, filed with the Commission on March 16, 2022 (the “Form 10-K”), the Form 8-K filed with the Commission on March 16, 2022 (the “March Form 8- K”), and the Form 8-K filed with the Commission on May 11, 2022, File No.001-37872. For your convenience, our responses are prefaced by the exact text of the Staff’s comments in bold, italicized text. Form 10-K for the Fiscal year Ended December 31, 2021 Item 1. Business - Overview of the Company, page 3 1. We note that you characterize Adjusted EBITDA as a non-GAAP liquidity measure. We further note on page 4 of Exhibit 99.1 your Form 8-K filed March 16, 2022, that you describe EBITDA and adjusted EBITDA as a non-GAAP performance measure. Please revise your disclosures to reconcile for consistency. Response:

Securities and Exchange Commission November 10, 2022 Page 2 110025275v2 The Adjusted EBITDA is appropriately described as a non-GAAP performance measure in the Company’s filing on the March Form 8-K. Reference to the same as a liquidity measure in the “Item 1. Business - Overview of the Company” section of the Company’s annual report on form 10-K is inadvertent. Accordingly, in response to the Staff’s comment, in our future filings we will replace the discussion around Adjusted EBITDA in “Item 1. Business - Overview of the Company” from Form 10-K with Operating Income which is a GAAP performance measure. 2. Please provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G as it relates to your presentation of the non-GAAP measure, Adjusted EBITDA. Response: The Company will not include any non-GAAP performance measures in our annual reports on Form 10-K or quarterly reports on Form 10-Q. Therefore, disclosures required by item 10(e) of Regulation S-K and Regulation G will not be applicable for those future filings. However, the Company does include certain non-GAAP performance measures (i.e., Gross Profit, Gross Margin, EBITDA and Adjusted EBITDA) in its press release to investors which is filed on Form 8-K. The required disclosures by Item 10(e) of Regulation S-K and Regulation G as it relates to these non-GAAP measures are included therein. The Company will further enhance its disclosures around Gross Profit and Gross Margin (as further described in our response to question 4 below)in its future filings. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources Long-Term Debt, page 34 3. We note the Total Net Leverage Ratio covenant in your debt agreements uses Consolidated Adjusted EBITDA in the denominator. In prior filings, the debt agreement and related covenant was determined to be material to an investor's understanding of your financial condition and/or liquidity. Therefore, you provided the actual Total Net Leverage Ratio covenant computation (reconciled to GAAP amounts) for the most recent period and for each reconciling item, their nature and how they were derived. The disclosure also included the actual or reasonably likely effects of compliance or noncompliance with the covenant on your financial condition and liquidity. Please tell us why this disclosure has been removed or revise to include the required disclosures. Please refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Similarly revise your disclosures in your Forms 10-Q and 8- K.

Securities and Exchange Commission November 10, 2022 Page 3 110025275v2 Response: On April 27, 2021 the Company entered into a new credit and guaranty agreement (“New Debt Agreement)” which replaced its prior debt agreements. Per this New Debt Agreement, the maximum Total Net Leverage Ratio (the “Financial Covenant”) is a springing covenant and is only applicable when the outstanding balance of the revolving credit facility (“Revolver”) exceeds 35% of the limit. In addition, the Financial Covenant is only applicable to the Revolver and there is no Financial Covenant related to the term facility. The Financial Covenants were applicable as of December 31, 2021 as the outstanding balance of the Revolver was $15 million (i.e., 37.5% of the available limit of $40 million). However, considering that the outstanding balance of the Revolver continued to decrease and the Total Net Leverage Ratio remained well within the required limits as per the New Debt Agreement, the covenant was no longer considered a material term of the debt agreement and therefore the disclosure related to the calculation of Total Net Leverage Ratio was removed. Form 8-K Filed May 11, 2022 Exhibit 99.1 Non-GAAP Financial Measures, page 2 4. We note your designation of Gross Profit and Gross Profit Margin as non-GAAP measures. Please tell us how Gross Profit and Gross Profit Margin, as presented, differ from the corresponding GAAP Gross Profit and Gross Profit Margin. Response: GAAP defines gross profit as revenue less cost of revenue, and includes in cost of revenue depreciation and amortization expenses related to revenue-generating long-lived and intangible assets. We define Gross Profit as revenue less cost of revenue (excludes depreciation and amortization). This measure differs from the GAAP definition of gross profit as we do not include the impact of depreciation and amortization expenses related to revenue-generating long-lived and intangible assets which represent non-cash expenses. We use this measure to evaluate operating margins and the effectiveness of cost management. In response to the Staff’s comment, we will make following updates in our future filings to enhance our disclosures: • label these measures as Gross Profit (non-GAAP) and Gross Profit Margin (non-GAAP) • include a tabular reconciliation of these two non-GAAP measures to GAAP Gross Profit and GAAP Gross Profit Margin. • update cost of revenue line to “cost of revenue (excludes depreciation and amortization)”

Securities and Exchange Commission November 10, 2022 Page 4 110025275v2 These updated disclosures are included in PRTH’s earnings release for the quarter ended September 30, 2022 filed on Form 8-K on November 10, 2022. We appreciate the Staff’s prompt comments and look forward to working with you on this matter. The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3721. Thank you. Sincerely, /s/ James Stevens James Stevens